UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of November, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  November 24, 2006                   /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President


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                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                   NOVEMBER 24, 2006

                  ROCHESTER ENGAGES EMPIRE COMMUNICATIONS INC.
                   AS ITS INVESTORS RELATIONS REPRESENTATIVE

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): Douglas Good, President, is pleased to announce that the Company has retained Empire Communications Inc. ("Empire") of Vancouver, BC, as its investor relation's representative effective December 1, 2006. The principal of Empire is Frank Taggart, a Vancouver based entrepreneur who has been operating in the investor relations and business development consulting business since 1996. Mr. Taggart has focused on corporate development, funding and building companies primarily in the resource and energy technology fields. He has a strong background in corporate governance, finance, as well as all other aspects of business development. The investor relations program will focus on shareholder communications, corporate development and building the Company an active following of investment professionals in North America and, to a lesser extent, Europe.

Empire, which is arm's length to the Company, has been retained for an initial term of 6 months and, thereafter, on a month-to-month basis. Its remuneration will be a monthly fee of $6,000 plus an incentive stock option to purchase 150,000 common shares at $1.40 per share for a period of three years subject to the vesting provisions of Policy 4.4 of the TSX Venture Exchange. The Company's previous investor relations contract with Accent Marketing Ltd. has expired.

Rochester is in the final phase of constructing a 200 tonnes/day conventional mill near the Mina Real mine which is expected to be in operation in December 2006. The mill has a modular design which will allow for an increase in capacity to 300+ tonnes/day at a reasonable incremental cost once mining operations are scaled up to support this volume of mill feed.

The longer term strategy is to continue to acquire gold/silver properties located in Mexico with the indicated potential for near-term production in the range of 200-500 tonnes/day and good exploration potential for the generation of a significant resource base. Based on the results of bulk samples mined to date totaling just under 10,000 tonnes and the grades of the channel samples taken from development mining completed in 2006 on the Mina Real Project, management believes this strategic property has potential to produce a long-term revenue stream which would set the stage for the acquisition and development of a series of similar size mining and milling operations in the region.

ON BEHALF OF THE BOARD                         INVESTOR INFORMATION CONTACT:

/s/ DOUGLAS F. GOOD                                    Douglas F. Good
Douglas F. Good, President & CEO                    Tel: 1-877-541-6285
                                           Email: info@rochesterresourcesltd.com
                                          Website: www.rochesterresourcesltd.com
FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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